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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)

          [X]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 803062 10 8                                          Page 2 of 6 Pages

                                       13G
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Samuel C. Sichko
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER
                    1,803,559 shares (includes 98,661 shares held by The Jerry
                    A. Greenberg Charitable Lead Annuity Trust - 2000, 775,792
                    shares held by The Jerry A. Greenberg Qualified Annuity
                    Trust - 2002 and 929,106 shares held by The Jerry A.
                    Greenberg GRAT - 2002. Mr. Sichko is a co-trustee of each of the trusts.)
   NUMBER      -----------------------------------------------------------------
 OF SHARES     6    SHARED VOTING POWER
BENEFICIALLY        6,186,952 shares (consists of 479,137 shares held by The
   OWNED            Jerry A. Greenberg Charitable Foundation, 2,130,030 shares
     BY             held by The Jerry A. Greenberg Remainder Trust 1996 and
   EACH             3,577,785 shares held by the J. Stuart Moore Eight Year
 REPORTING          Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee
   PERSON           of each of the trusts.)
    WITH       -----------------------------------------------------------------
               7    SOLE DISPOSITIVE POWER
                    1,704,898 shares (includes 775,792 shares held by The Jerry
                    A. Greenberg Qualified Annuity Trust - 2002 and 929,106
                    shares held by The Jerry A. Greenberg GRAT - 2002. Mr.
                    Sichko is a co-trustee of each of the trusts.)
--------------------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                    6,285,613 shares (consists of 2,130,030 shares held by The
                    Jerry A. Greenberg Remainder Trust 1996, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust -
                    2000, 479,137 shares held by The Jerry A. Greenberg
                    Charitable Foundation and 3,577,785 shares held by the J.
                    Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr.
                    Sichko is a co-trustee of each of these trusts.)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,990,511 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 479,137 shares held by The Jerry A. Greenberg Charitable Foundation, 775,792 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002, 929,106 shares held by The Jerry
     A. Greenberg GRAT - 2002 and 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Charitable Lead Annuity Trust
     - 2000, The Jerry A. Greenberg Charitable Foundation, The Jerry A.
     Greenberg Qualified Annuity Trust - 2002, The Jerry A. Greenberg GRAT - 2002, or the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------
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CUSIP NO. 803062 10 8                                          Page 3 of 6 Pages

Item 1(a)  Name of Issuer:

           Sapient Corporation

Item 1(b)  Address of Issuer's Principal Executive Office:

           One Memorial Drive
           Cambridge, Massachusetts 02142

Item 2(a)  Name of Person Filing:

           Samuel C. Sichko, Esq.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           Samuel C. Sichko
           c/o Prince, Lobel, Glovsky & Tye LLP
           585 Commercial Street
           Boston, MA  02109-1024

Item 2(c)  Citizenship:

           Mr. Sichko is a citizen of the United States of America.

Item 2(d)  Title of Class of Securities:

           Common Stock, $.01 par value per share.

Item 2(e)  CUSIP Number:

           803062 10 8

Item 3     Description of Person Filing:

           Not applicable

Item 4     Ownership:

               (a) Amount Beneficially Owned:

               Mr. Sichko has or shares voting or investment control over 7,990,511 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 775,792 shares held by The Jerry
               A. Greenberg Qualified Annuity Trust - 2002, 929,106 shares held by the Jerry A. Greenberg GRAT - 2002, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 479,137 shares held by The Jerry A. Greenberg Charitable Foundation and 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of these trusts. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.)

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CUSIP NO. 803062 10 8                                          Page 4 of 6 Pages

               (b) Percent of Class:

               Mr. Sichko has or shares voting or investment control over shares representing 6.5% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

               (c) Number of shares as to which person has:

                        (i) sole power to vote or to direct the vote:

                        Mr. Sichko has the sole power to vote or to direct the vote of 1,803,559 shares (includes 98,661 shares are held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 775,792 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002 and 929,106 shares held by The Jerry A. Greenberg GRAT - 2002. Mr. Sichko is a co-trustee of each of the trusts.)

                        (ii) shared power to vote or to direct the vote:

                        Mr. Sichko has shared power to vote or to direct the vote of 6,186,592 shares (consists of 479,137 shares held by The Jerry A. Greenberg Charitable Foundation, 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996 and 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

                        (iii) sole power to dispose or to direct the disposition of:

                        Mr. Sichko has the sole power to dispose or to direct the disposition of 1,704,898 shares (includes 775,792 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002 and 929,106 shares held by The Jerry A. Greenberg GRAT - 2002. Mr. Sichko is a co-trustee of each of the trusts.)

                        (iv) shared power to dispose or to direct the disposition of:

                        Mr. Sichko shares power to dispose or to direct the disposition of 6,285,613 shares (consists of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 479,137 shares held by The Jerry A. Greenberg Charitable Foundation and 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

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CUSIP NO. 803062 10 8                                          Page 5 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable

Item 8         Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 803062 10 8                                          Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2004

                              /s/ Samuel C. Sichko
                              ----------------------------
                              Samuel C. Sichko